UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

DIRECTV
(Exact name of registrant as specified in its charter)

Delaware (State of incorporation or organization)	26-4772533 (I.R.S. Employer Identification No.)

2230 East Imperial Highway, El Segundo, California (Address of principal executive offices)	90245 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Common Stock, par value $0.01 per share	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☑

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates:     N/A       (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:     None

Item 1.  Description of Registrant’s Securities to be Registered.

Reclassification

On May 3, 2012, at an annual meeting of shareholders of DIRECTV (the “Company”), the shareholders of the Company approved, among other things, a proposal to amend and restate the Company’s Second Amended and Restated Certificate of Incorporation in order to provide for the reclassification (the “Reclassification”) of all issued and outstanding shares of the Company’s Class A common stock, par value $0.01 per share (the “Class A Common Stock”) and the Company’s Class B common stock, par value $0.01 per share (the “Class B Common Stock”) on a one-for-one basis into a single class of common stock, par value $0.01 per share (the “Common Stock”), and to increase the authorized number of shares Common Stock from 3,947,000,000 to 3,950,000,000.  The Company had retained the ability to issue shares of Class B Common Stock because of litigation that arose out of the transaction with Liberty Media Corporation in 2009, but because a final settlement has ended that litigation, it is no longer necessary to retain the ability to issue shares of Class B Common Stock.

The Company filed the Third Amended and Restated Certificate of Incorporation on August 27, 2012 with the Secretary of State of the State of Delaware.  The Third Amended and Restated Certificate of Incorporation became effective on August 27, 2012 (the “Effective Time”).

At the Effective Time, each share of the Company’s issued and outstanding Class A Common Stock and Class B Common Stock automatically was reclassified as, and became one share of, a new single class of Common Stock that has the same voting powers, preferences, rights and qualifications, limitations and restrictions as the prior Class A Common Stock.

The following description is a summary only.  This summary does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the Third Amended and Restated Certificate of Incorporation and the Amended and Restated By-laws, filed as exhibits 3.1 and 3.2 hereto, respectively, and each of which is incorporated herein by reference.

General

The Company’s authorized capital stock consists of 3,950,000,000 shares of Common Stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”), of which approximately 621,355,340 shares of Common Stock are issued and outstanding as of August 26, 2012, and no shares of Preferred Stock are issued and outstanding as of the date hereof.

Common Stock

Voting Rights.  Each share of Common Stock is entitled to one vote per share on all matters on which stockholders generally are entitled to vote.

Conversion Rights.  Shares of Common Stock are not convertible into other securities of the Company.

Dividend Rights.  Subject to the preferential and other dividend rights of any outstanding series of Preferred Stock, holders of Common Stock are entitled to such dividends and other distributions in cash, stock or property of the Company as may be declared by the Board of Directors from time to time out of assets or funds of the Company legally available therefor.

No Preemptive or Redemption Rights.  The Common Stock is not entitled to preemptive rights and is not subject to redemption or sinking fund provisions.

Right to Receive Liquidation Distributions.  Upon liquidation, dissolution or winding up of the affairs of the Company, after payment or provision of payment for the debts and other liabilities of the Company, and subject to the payment or provision of payment of the preferential and other amounts, if any, to which the holders of Preferred Stock, if any, are entitled, the holders of Common Stock are entitled to receive the remaining assets of the Company available for distribution ratably in proportion to the number of shares held by each such stockholder.

Preferred Stock

The Board of Directors is authorized, subject to limitations imposed by the Delaware General Corporation Law, to issue up to a total of 50,000,000 shares of Preferred Stock in one or more series, without stockholder approval.  As of the date hereof, no shares of Preferred Stock are issued and outstanding.  The Board of Directors is authorized to establish from time to time the number of shares to be included in each series, and to fix the voting powers, full or limited, or no voting power of the shares of such series, and the designation, preferences and relative, participating, optional or other special rights, if any, of the shares of each such series and any qualifications, limitations or restrictions thereof.  The Board of Directors is also able to increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by the stockholders.

The Board of Directors may authorize the issuance of Preferred Stock with voting or conversion rights that could harm the voting power or other rights of the holders of the Common Stock.  The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of the Company and might harm the market price of the Common Stock and the voting and other rights of the holders of Common Stock.  The Company has no current plans to issue any shares of Preferred Stock.

Other Terms

Calling of Special Meeting of Stockholders by a Stockholder

The Third Amended and Restated Certificate of Incorporation provides that stockholders holding twenty-five percent (25%) or more of the then outstanding shares of the Corporation entitled to vote at a meeting are able to call a special meeting.

Action of the Stockholders by Written Consent

Company stockholders are not permitted to take action by written consent; provided, however, that, notwithstanding the foregoing, the holders of any series of Preferred Stock may take action by written consent to the extent provided in the certificate of designation with respect to such series.

Anti-Takeover Effects of Delaware Law

The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers.  In general, these provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board before the date the interested stockholder attainted that status;

•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•
on or after the date the business combination is approved by the board and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of a corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

A Delaware corporation may opt out of this provision with either an express provision in its original certificate of incorporation or in an amendment to its certificate of incorporation or bylaws approved by its stockholders.  However, the Company has not opted out, and does not currently intend to opt out, of this provision.  The statute could prohibit or delay mergers or other takeovers or change in control attempts, and accordingly, may discourage attempts to acquire the Company.

Nasdaq Global Select Market Listing Symbol

The Common Stock will trade on the Nasdaq Global Select Market under the ticker symbol “DTV.”  The CUSIP number for the Common Stock is 25490A309.

Transfer Agent

The transfer agent for the Common Stock is Broadridge Corporate Issuer Solutions, Inc.

Item 2.  Exhibits.

3.1	Third Amended and Restated Articles of Incorporation of DIRECTV (incorporated by reference to Exhibit 3.1 from Form 8-K filed by DIRECTV on August 27, 2012)

3.2	Amended and Restated By-laws of DIRECTV (incorporated by reference to Exhibit 3.2 from Form 8-K filed by DIRECTV on August 27, 2012)

4.1	Form of stock certificate for DIRECTV Common Stock (incorporated by reference to Exhibit 4.1 from Form 8-K filed by DIRECTV on August 27, 2012)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

DIRECTV

By:	/s/ Larry D. Hunter
	Name:	Larry D. Hunter
	Title:	Title: Executive Vice President and General Counsel

DATED:   August 27, 2012

EXHIBIT INDEX

Exhibit No.                      Description

3.1	Third Amended and Restated Articles of Incorporation of DIRECTV (incorporated by reference to Exhibit 3.1 from Form 8-K filed by DIRECTV on August 27, 2012)

3.2	Amended and Restated By-laws of DIRECTV (incorporated by reference to Exhibit 3.2 from Form 8-K filed by DIRECTV on August 27, 2012)

4.1	Form of stock certificate for DIRECTV Common Stock (incorporated by reference to Exhibit 4.1 from Form 8-K filed by DIRECTV on August 27, 2012)